Form 10-K405, Exhibit 13
period 1996-12-31
PETES BREWING CO
filed 1997-03-31
CIK 856873

                                                                   Exhibit 13.1



                                        SELECTED

                                 FINANCIAL DATA

                                                                                        For the years ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
(amounts in thousands except per share and employee data)   1996         1995          1994           1993           1992
------------------------------------------------------------------------------------------------------------------------------------

Net sales                                                  $70,634      $59,176       $ 30,837        $ 12,236      $ 5,519
Gross profit                                                35,873       29,517         13,939           5,733        2,164
Income from operations                                       1,078        2,536            603             166           46
Net income                                                   1,683        1,538            551             131           21
Net income per share                                       $  0.16      $  0.18       $   0.07        $    0.02     $  0.00
Barrels sold                                                 425.6        347.8          180.2             69.3        29.4
Cash, cash equivalents,
                  and available for sale securities        $39,234      $42,960       $  1,090              171         53
Working capital (deficit)                                   42,914       44,425           (807)            (211)      (151)
Total assets                                                66,088       54,250          5,918            3,118      1,178
Total shareholders' equity                                  51,311       49,023          1,040              414        223

Total number of employees(1)                                   126           86             67               37         17


(1) As of December 31,

MANAGEMENT'S DISCUSSION AND ANALYSIS
                                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements in the Management's Discussion and Analysis of Financial Condition and Results of Operations are forward-looking statements. These forward-looking statements are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Such risks and uncertainties are set forth below under "Factors Affecting Future Operating Results." These forward-looking statements include, but are not limited to, the statement in the fifth paragraph of "Overview" concerning the period of time through which available brewery capacity will be sufficient to meet the Company's needs, the statements in the sixth and seventh paragraphs of "Overview," the statements in the analysis of the years ended December 31, 1996 and 1995, under "Sales" regarding expectations for barrel shipments and sales per barrel, under "Cost of Goods Sold" regarding the expectation of cost of sales per barrel, under "Selling, Advertising and Promotional Expenses" regarding the Company's expectations for selling, advertising and promotional expenses, under "General and Administrative Expenses" regarding expectations, under "Interest Income (Expense), Net" regarding expectations for interest earnings, the statements under "Factors Affecting Future Operating Results," and the statement in the last paragraph under "Liquidity and Capital Resources" regarding the sufficiency of the Company's available resources to meet working capital and capital expenditure requirements.

OVERVIEW. Pete's Brewing Company ("the Company") was incorporated in California in 1986. The Company markets its beers in 49 states, the District of Columbia and the United Kingdom, through independent beverage distributors that sell to retail establishments that sell to consumers.

         The Company has historically devoted substantial resources toward selling, advertising and promotional activities to build consumer awareness and brand loyalty and support expansion of sales and distribution efforts. The Company believes that this brand investment has resulted in better recognition of the Company and its products, better placement on store shelves and increased distribution of the Company's beers. The Company intends to continue to devote substantial resources toward selling, advertising and promotional activities, particularly as it focuses on expanding retail distribution and introduces new products. The Company's profitability is significantly impacted by the timing and level of expenditures related to selling, advertising and promotion.

         Since its inception, the Company has made an ongoing analysis of the most cost-effective method to produce its beers. Given the geographic dispersion of sales throughout the United States, the Company has determined that a strategy of utilizing excess capacity of strategically located independent breweries to custom brew its beers, under the Company's on-site supervision and pursuant to the Company's proprietary recipes, would be the most cost effective.

         In 1995, the Company entered into a nine-year Manufacturing Services Agreement (the "Stroh Agreement") with The Stroh Brewery Company ("Stroh") of Detroit, Michigan. Under the Stroh Agreement, the Company uses the St. Paul, Minnesota and Winston-Salem, North Carolina Stroh breweries. Although Stroh owns the breweries, the Company supervises the brewing, testing, bottling and kegging of its beers in accordance with the Company's written specifications and proprietary recipes. All costs relating to the Stroh Agreement are charged to cost of goods sold. As an alternating brewer, the Company is liable for the payment of excise taxes to various federal and state agencies upon shipment of beer from the breweries. The Company takes title to all beer in process and finished goods, and pays Stroh a manufacturing services fee, equal to the aggregate of a specific brewing fee and the cost of packaging and raw materials, upon shipment to distributors. The Company may also, upon agreement with Stroh and the investment of necessary funds, have access to additional locations within the Stroh system.

         After review of a brewery construction feasibility study prepared by the Company in conjunction with its architect, mechanical engineer and general contractor, and a review of available capacity under the Stroh Agreement and other factors, the Company has recently determined not to go forward with previously disclosed plans to construct and equip a new brewery in California. Although the Company believes that the brewing capacity available to the Company under the Stroh Agreement is adequate to meet its needs for the foreseeable future, the Company will continue to monitor long term capacity availability in light of its business plan. The financial resources previously earmarked to finance capital expenditures in connection with the construction of the brewery will now be used for general corporate purposes, including to meet working capital needs pending the analysis, currently underway, of the alternative uses available to the Company. See "Liquidity and Capital Resources." During the first quarter of 1997, based on a decision made at its February 1997 Board meeting to indefinitely delay construction of a brewery, the Company will take a charge to earnings for the write-off of previously capitalized costs in connection with the brewery project. Such write-off will adversely impact the Company's earnings in the first quarter of 1997.

         During the second half of 1996, the Company transitioned to a new wholesale distribution network in California, Colorado, and Washington, D.C. Previously, the Company had relied on a single or limited number of distributors in these key markets. The transition of the Company's distribution from a single or limited number of distributors to in excess of 30 new distributors adversely impacted the Company's level of revenues and profitability in the fourth quarter of 1996. The Company expects that the transition of the distribution network in these key markets will continue to impact the Company's business, financial condition and results of operations in the near term.

         As a result of competitive market factors, the transition of the distribution network in key markets and other factors described below under "Results of Operations," the Company realized net income during the fourth quarter of 1996 of approximately $6,000. In addition, the Company expects that net sales in the first quarter of 1997 will decline when compared to the first quarter of 1996. The Company also expects to record a net loss for the first quarter of 1997, as a result of competitive market factors, the continuing transition of the distribution network and other factors, together with the write-off of brewery project costs and other write-offs to be incurred during the quarter.

RESULTS OF OPERATIONS. The following table sets forth certain items from the Company's consolidated statements of operations as a percentage of sales for the periods indicated:

                                                       Years ended December 31,
-----------------------------------------------------------------------------------
                                                    1996         1995        1994
-----------------------------------------------------------------------------------
Sales                                              110.6%       110.1%      109.0%
Less excise taxes                                   10.6         10.1         9.0
                                                   ------------------------------
         Net sales                                 100.0        100.0       100.0
Cost of goods sold                                  49.2         50.1        54.8
                                                   ------------------------------
         Gross profit                               50.8         49.9        45.2
                                                   ------------------------------
Selling, advertising and promotional expenses       42.0         36.4        34.3
General and administrative expenses                  7.2          7.2         8.9
Brewery transition charges                            --          2.0          --
                                                   ------------------------------
         Total operating expenses                   49.2         45.6        43.2
                                                   ------------------------------
         Income from operations                      1.6          4.3         2.0
Interest income (expense), net                       1.9          0.1        (0.3)
                                                   ------------------------------
         Income before income taxes                  3.5          4.4         1.7
Income tax (provision) benefit                      (1.1)        (1.8)        0.1
                                                   ------------------------------
         Net income                                  2.4%         2.6%        1.8%
                                                   ------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
                                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following table sets forth the number of barrels sold together with certain items from the Company's consolidated statements of operations on a per barrel sold basis for the periods indicated:

                                                                                        Years ended December 31,
          --------------------------------------------------------------------------------------------------------------------
                                                                         1996                    1995                    1994
          --------------------------------------------------------------------------------------------------------------------
          Sales                                                       $183.48                $187.35                $186.55
          Less excise taxes                                             17.52                  17.21                  15.42
                                                                      --------------------------------------------------------
                   Net sales                                           165.96                 170.14                 171.13
          Cost of goods sold                                            81.67                  85.27                  93.77
                                                                      --------------------------------------------------------
                   Gross profit                                         84.29                  84.87                  77.36
                                                                      --------------------------------------------------------
          Selling, advertising and promotional expenses                 69.80                  61.90                  58.71
          General and administrative expenses                           11.96                  12.24                  15.30
          Brewery transition charges                                       --                   3.44                     --
                                                                      --------------------------------------------------------
                   Total operating expenses                             81.76                  77.58                  74.01
                                                                      --------------------------------------------------------
                   Income from operations                                2.53                   7.29                   3.35
          Interest income (expense), net                                 3.20                   0.14                  (0.49)
                                                                      --------------------------------------------------------
                 Income before income taxes                              5.73                   7.43                   2.86
          Income tax (provision) benefit                                (1.78)                 (3.01)                  0.20
                                                                      --------------------------------------------------------
                   Net income                                         $  3.95                $  4.42                $  3.06
                                                                      --------------------------------------------------------
          Barrels sold (in thousands)                                   425.6                  347.8                  180.2
                                                                      --------------------------------------------------------

YEARS ENDED DECEMBER 31, 1996 AND 1995.

SALES. Sales increased by 19.8% from $65.2 million in 1995 to $78.1 million in 1996. Sales volume increased 22.4% from 347,800 barrels sold in 1995 to 425,600 barrels sold in 1996. The increase in sales was primarily attributable to growth in sales volume in existing markets and, to a lesser extent, increased sales volume resulting from expansion into new geographic markets. The increased sales volume reflected increased sales of the Company's new products; Pete's Wicked Pale Ale, Pete's Wicked Strawberry Blonde, Pete's Wicked Multi Grain and Pete's Wicked Maple Porter, which were introduced in late June of 1996, partially offset by reduced sales of the Company's other year-round products. Sales per barrel decreased from $187.35 in 1995 to $183.48 in 1996 primarily as a result of price reductions in select markets. Sales per barrel is expected to range between $181.00 and $183.00 for 1997, assuming there is no significant change in the sales mix between keg and bottled beer from 1996.

EXCISE TAXES. Federal and state excise taxes increased by 24.6% from $6.0 million in 1995 to $7.5 million in 1996. Excise taxes as a percentage of net sales increased from 10.1% in 1995 to 10.6% in 1996. Excise taxes per barrel sold increased from $17.21 in 1995 to $17.52 in 1996. The increase in excise taxes was attributable to the increase in sales volume, since the excise tax is assessed on a per barrel basis, and to the increased per barrel excise tax burden as the Company's sales volume for the year surpassed 60,000 barrels. If the Company successfully increases sales volume in future periods, excise taxes will continue to increase as a percentage of net sales and per barrel sold, due to the diminished impact of the small brewers excise tax credit.

COST OF GOODS SOLD. Cost of goods sold increased 17.2% from $29.7 million in 1995 to $34.8 million in 1996 reflecting the increase in volume of beer sold. Cost of goods sold as a percentage of net sales decreased from 50.1% in 1995 to 49.2% in 1996. Cost of goods sold per barrel decreased from $85.27 in 1995 to $81.67 in 1996. The decreases in cost of goods sold as a percentage of net sales and per barrel sold were primarily attributable to reduced packaging material costs due to purchasing economies of scale and reduced brewing processing fees resulting from contractually agreed discounts with Stroh. Transportation expenses are a significant component of cost of goods sold. Transportation expenses increased 28.8% from $5.2 million in 1995 to $6.7 million in 1996. Transportation expenses as a percentage of net sales increased from 8.9% in 1995 to 9.5% in 1996. Transportation expenses per barrel sold increased from $14.95 per barrel in 1995 to $15.74 per barrel in 1996. The increase in transportation expenses as a percentage of net sales and per barrel sold were primarily due to increased warehousing and transportation costs associated with the restructuring of the Company's distribution network in California during the three months ended December 31, 1996, and increased freight costs attributable to backhauling of empty kegs from wholesalers' warehouses to the brewery. These increases were partially offset by the cost savings realized by shipping beer to east coast distributors from the Winston-Salem brewery during 1996.

         Cost of goods sold in the fourth quarter of 1996 was adversely impacted by the Company's transition to a new distribution network, as the Company incurred incremental costs to establish and support the new distributors, and by the reduced sales volume in the fourth quarter.

         The Company expects that cost of goods sold per barrel for 1997 will be between $79.00 and $81.00 per barrel, due to anticipated lower raw material costs associated with the purchase of malt ingredients and improved freight costs.

SELLING, ADVERTISING AND PROMOTIONAL EXPENSES. Selling, advertising and promotional expenses increased by 38.1% from $21.5 million in 1995 to $29.7 million in 1996. Selling, advertising and promotional expenses as a percentage of net sales increased from 36.4% in 1995 to 42.0% in 1996. Selling, advertising and promotional expenses per barrel sold increased from $61.90 in 1995 to $69.80 in 1996. The percentage and per barrel increases from 1995 were attributable to higher advertising costs associated with the Company's radio campaign initiated in June 1996 and increased payroll costs associated with the increased headcount in the sales force during 1996.

         The Company expects selling, advertising and promotional expenses to be between $64.00 and $67.00 per barrel during 1997 as the Company's business plan for 1997 includes increased headcount in the sales force in 1997 and anticipated increases in advertising, partially funded from a reduction of consumer point of sale expenses.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 18.6% from $4.3 million in 1995 to $5.1 million in 1996. General and administrative expenses as a percentage of net sales remained consistent with 1995 at 7.2%. General and administrative expenses per barrel sold decreased from $12.24 in 1995 to $11.96 in 1996. The absolute increase in general and administrative expenses resulted primarily from increased legal fees associated with distributor transitions, professional fees associated with being a publicly traded entity and increased rental and office expenses due to expansion of the Company's office space during 1996. The Company expects general and administrative expenses to be between $13.00 and $15.00 per barrel during 1997 as the result of continued efforts to build the management infrastructure through key headcount additions.

MANAGEMENT'S DISCUSSION AND ANALYSIS
                                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BREWERY TRANSITION CHARGES. In 1995, the Company transitioned all of the production of its beers to Stroh and incurred $1.2 million of brewery transition charges, including payments to Minnesota Brewing Company ("MBC") in connection with the termination of the Company's brewery agreement with MBC, and abandonment of assets. There were no brewery transition charges incurred during 1996 and none are expected in 1997.

INTEREST INCOME (EXPENSE), NET. Interest income (expense), net, increased $1,310,000 from $49,000 in 1995 to $1,359,000 in 1996. The increase reflected earnings from investment of the net proceeds of the Company's November 1995 public offering. The Company anticipates interest earnings in 1997 approximately equal to 1996.

INCOME TAX PROVISION. The Company accounts for income taxes using the deferral method of accounting for tax assets and liabilities. The income tax provision for 1996 was below the federal statutory rate (34%) as a result of non-taxable income earned during 1996 offset by state taxes and non-deductible expenses in the third quarters of 1996 and 1995. The income tax provision for 1995 was above the federal statutory rate (34%) as a result of state taxes and non-deductible expenses partially offset by non-taxable income during 1995. The Company anticipates an effective tax rate between 32% and 33% during 1997.

YEARS ENDED DECEMBER 31, 1995 AND 1994.

SALES. Sales increased by 93.8% from $33.6 million in 1994 to $65.2 million in 1995. Sales volume increased 93.0% from 180,200 barrels sold in 1994 to 347,800 barrels sold in 1995. The increase in sales was primarily attributable to growth in sales volume in existing markets and, to a lesser extent, increased sales volume resulting from expansion into new geographic markets. The increased sales volume reflected increased sales of Pete's Wicked Ale, Pete's Wicked Winter Brew and Pete's Wicked Red. Pete's Wicked Summer Brew and Pete's Wicked Honey Wheat were introduced in 1995 and accounted for slightly less than half of the Company's 1995 sales growth. Sales per barrel increased from $186.55 in 1994 to $187.35 in 1995.

EXCISE TAXES. Federal and state excise taxes increased by 115.3% from $2.8 million in 1994 to $6.0 million in 1995. Excise taxes as a percentage of net sales increased from 9.0% in 1994 to 10.1% in 1995. Excise taxes per barrel sold increased from $15.42 in 1994 to $17.21 in 1995. The increase in excise taxes was attributable to the increase in sales volume, since the excise tax is assessed on a per barrel basis, and to the increased per barrel excise tax burden as the Company's sales volume for the year surpassed 60,000 barrels.

COST OF GOODS SOLD. Cost of goods sold increased 75.5% from $16.9 million in 1994 to $29.7 million in 1995 reflecting the increase in volume of beer sold. Cost of goods sold as a percentage of net sales decreased from 54.8% in 1994 to 50.1% in 1995. Cost of goods sold per barrel decreased from $93.77 in 1994 to $85.28 in 1995. The decreases in cost of goods sold as a percentage of net sales and per barrel sold were primarily attributable to a decrease in packaging material costs due to purchasing economies of scale and the production fees charged under the Company's brewing agreements with MBC and Stroh. Transportation is a significant component of cost of goods sold. Transportation increased 87.0% from $2.8 million in 1994 to $5.2 million in 1995. Transportation as a percentage of net sales decreased from 9.1% in 1994 to 8.9% in 1995. Transportation per barrel sold decreased from $15.54 per barrel in 1994 to $15.06 per barrel in 1995.

SELLING, ADVERTISING AND PROMOTIONAL EXPENSES. Selling, advertising and promotional expenses increased by 103.5% from $10.6 million in 1994 to $21.5 million in 1995. Selling, advertising and promotional expenses as a percentage of net sales increased from 34.3% in 1994 to 36.4% in 1995. Selling, advertising and promotional expenses per barrel sold increased from $58.71 in 1994 to $61.89 in 1995. The increases were primarily attributable to: (i) increased investment in point of sale costs and advertising to support the growth in sales volume, expansion into new markets and the introduction of Pete's Wicked Summer Brew and Pete's Wicked Honey Wheat; (ii) increased distributor sales discounts and incentives associated with increased sales; and (iii) increased employee compensation associated with increased sales.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 54.4% from $2.8 million in 1994 to $4.3 million in 1995. General and administrative expenses as a percentage of net sales decreased from 8.9% in 1994 to 7.2% in 1995. General and administrative expenses per barrel sold decreased from $15.30 in 1994 to $12.24 in 1995. The increase in general and administrative expenses resulted primarily from increased staffing and associated expenses necessary to support the Company's growth.

BREWERY TRANSITION CHARGES. In 1995 the Company transitioned all of the production of its beers to Stroh and incurred $1.2 million of Brewery Transition Charges, including payments to MBC, in connection with the termination of the Company's brewery agreement with MBC, moving expenses and abandonment of assets.

INTEREST INCOME (EXPENSES) NET. Interest income (expense), net increased $140,000 from a net interest expense of $90,000 in 1994 to a net interest income of $49,000 in 1995. The increase reflected earnings from the net proceeds from the Company's November 1995 public offering in excess of borrowings prior to the November offering.

INCOME TAX (PROVISION) BENEFIT. The Company accounts for income taxes using the deferral method of accounting for tax assets and liabilities. The income tax (provision) benefit takes into account the effects of state income taxes. Income tax provisions in 1994 and 1995 were above the federal statutory rate (34%) as a result of state taxes, partially offset by the utilization of net operating loss carryforwards and nondeductible expenses.

FACTORS AFFECTING FUTURE OPERATING RESULTS.

QUARTERLY OPERATING RESULTS FLUCTUATE. The Company's quarterly operating results have varied significantly in the past, and may do so in the future, depending on factors such as increased competition, the transition to new distributors in key markets, fluctuations in sales volume which result in variations in cost of goods sold, the timing of new product announcements by the Company or its competitors, the timing of significant advertising and promotional campaigns by the Company, changes in mix between kegs and bottles, the impact of an increasing average federal excise tax rate as sales volume changes, fluctuations in the price of packaging and raw materials, seasonality of sales of the Company's beers, general economic factors, trends in consumer preferences, regulatory developments including changes in excise tax and other tax rates, changes in average selling prices or market acceptance of the Company's beers, increases in production costs associated with initial production of new products and fluctuations in volume of sales and variations in shipping and transportation costs. The Company's expense levels are based, in part, on its expectations of future sales levels. If sales levels are below expectations, operating results are likely to be materially adversely affected. In particular,

MANAGEMENT'S DISCUSSION AND ANALYSIS
                                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

net income, if any, may be disproportionately affected by a reduction in sales because certain of the Company's operating expenses are fixed in the short-term. The Company's profitability has been significantly impacted by the timing and level of expenditures related to selling, advertising and promotional expenses. In addition, the Company's decision to undertake a significant media advertising campaign could substantially increase the Company's expenses in a particular quarter, while any increase in sales from such advertising may be realized in subsequent periods. The Company believes that quarterly sales and operating results are likely to vary significantly in the future and that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance. In addition, historical growth rates should not be considered indicative of future sales growth, if any, or of future operating results. There can be no assurance that the Company's sales will grow or be sustained in future periods or that the Company will remain profitable in any future period.

DEPENDENCE ON STROH. The Company relies upon Stroh at all phases of the production of its beers, including sourcing and purchasing the ingredients used to make the Company's beer, scheduling production to meet delivery requirements, brewing and packaging the Company's beers, performing quality control and assurance, invoicing distributors upon shipment, collecting and remitting payments to the Company and performing regulatory compliance. The Company's business, results of operations and financial condition would be materially adversely affected if Stroh were unable, for any reason, to meet the Company's delivery commitments or if beer brewed at Stroh breweries failed to satisfy the Company's quality requirements. If the Company's ability to obtain product from the Stroh breweries were interrupted or impaired for any reason, the Company would not be able to establish an alternative production source, nor would the Company be able to develop its own production capabilities, without substantial disruption to the Company's operations. Any inability to obtain adequate production of the Company's beers on a timely basis or any other circumstance that would require the Company to seek alternative sources of supply would delay shipments of the Company's product, which could damage relationships with the Company's current and prospective distributors and retailers, provide an advantage to the Company's competitors and have a material adverse effect on the Company's business, financial condition and operating results.

COMPETITION. The Company competes with a variety of domestic and international brewers, many of whom have significantly greater financial, production, distribution and marketing resources and a higher level of brand recognition than the Company. The Company competes with and anticipates competition from several of the major national brewers, such as Anheuser-Busch, Miller Brewing Co., and Adolph Coors Co., each of whom has introduced and is marketing fuller flavored beers designed to compete directly in the craft beer segment of the domestic beer market in which the Company competes. In addition, the Company expects that certain of the major national brewers, with their superior financial resources and established distribution networks, may seek further participation in the growth of the craft beer market through investment in, or the formation of, distribution alliances with smaller craft brewers. The increased participation of the major national brewers will likely increase competition for market share and heighten price sensitivity within the craft beer market. In addition, the Company expects continued competition from imported beer brewers, many of whom have greater financial and marketing resources, as well as greater brand name recognition, than the Company. The Company also anticipates increased competition in the craft beer market from existing craft brewers such as The Boston Beer Company, Inc., Redhook Ale Brewery, Inc., Sierra Nevada Brewing Co., Pyramid Brewing Co., Anchor Brewing Co. and new market entrants. In particular, the Company believes that competition has intensified recently as a result of the proliferation of small local craft brewers that have introduced and are marketing significant numbers of products. The Company also competes with other beer and beverage companies not only for consumer acceptance and loyalty but also for shelf and tap space in retail establishments and for marketing focus by the Company's distributors and their customers, all of which also distribute and sell other beers and alcoholic beverage products. Increased competition has in the past and could in the future result in price reductions, reduced margins and loss of market share, all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON DISTRIBUTORS. The Company is dependent upon its distributors to sell the Company's products and to assist the Company in promoting market acceptance of, and creating demand for, the Company's products. During the second half of 1996, the Company transitioned to a new wholesale distribution network in California, Colorado, and Washington, D.C. Previously, the Company had relied on a single or limited number of distributors in these key markets. The transition of the Company's distribution from a single or limited number of distributors to in excess of 30 new distributors adversely impacted the Company's level of revenues and profitability in the fourth quarter of 1996. The Company expects that the transition of the distribution network in these key markets will continue to impact the Company's business, financial condition and results of operation in the near term. In addition, there is always a risk that the Company's distributors will give higher priority to the products of other beverage companies, including products directly competitive with the Company's beers, thus reducing their efforts to sell the Company's products. In addition, there can be no assurance that the Company's distributors will devote the resources necessary to provide effective sales and promotion support to the Company. If one or more of the Company's significant distributors were to discontinue selling, or decrease the level of orders for the Company's products, the Company's business would be adversely affected in the areas serviced by such distributors until the Company retained replacements. There can be no assurance that the Company would be able to replace a significant distributor in a timely manner or at all in the event a distributor were to discontinue selling the Company's products.

PRODUCT CONCENTRATION. The sale of a limited number of beers has accounted for substantially all of the Company's sales since inception. The Company believes that the sale of its currently offered beers will continue to account for a significant portion of sales for the foreseeable future. Therefore, the Company's future operating results, particularly in the near term, are significantly dependent upon the continued market acceptance of these beers. There can be no assurance that the Company's beers will continue to achieve market acceptance. A decline in the demand for any of the Company's beers as a result of competition, changes in consumer tastes and preferences, government regulation or other factors would have a material adverse effect on the Company's business, operating results and financial condition.

MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DEVELOPMENT OF NEW PRODUCTS. The craft beer market is highly competitive and characterized by changing consumer preferences and continuous introduction of new products. The Company believes that its future growth will depend, in part, on its ability to anticipate changes in consumer preferences and develop and introduce, in a timely manner, new beers that adequately address such changes. There can be no assurance that the Company will be successful in developing, introducing and marketing new products on a timely and regular basis. If the Company is unable to introduce new products or if the Company's new products are not successful, the Company's sales may be adversely affected as customers seek competitive products.

GOVERNMENT REGULATION. The Company's business is highly regulated by federal, state and local laws and regulations. Such laws and regulations govern licensing requirements, trade and pricing practices, permitted and required labeling, advertising, promotion and marketing practices, relationships with distributors and related matters. Failure on the part of the Company to comply with federal, state and local regulations could result in the loss or revocation or suspension of the Company's licenses, permits or approvals and accordingly could have a material adverse effect on the Company's business. The federal government and each of the states levy excise taxes on alcoholic beverages, including beer. Increases in excise taxes on beer, if enacted, could materially and adversely affect the Company's financial condition and results of operations. Certain states and local jurisdictions, have adopted restrictive beverage packaging laws and regulations that require deposits on beverage containers. Congress and a number of additional state and local jurisdictions may adopt similar legislation in the future, and in such event, the Company may be required to incur significant expenditures in order to comply with such legislation. Changes to federal and state excise taxes on beer production, or any other federal and state laws or regulations which affect the Company's products could materially adversely affect the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL. The Company's success depends to a significant degree upon the continuing contributions of, and on its ability to attract and retain, qualified management, sales, production and marketing personnel. The competition for qualified personnel is intense and the loss of any of such persons as well as the failure to recruit additional key personnel in a timely manner, could adversely affect the Company. There can be no assurance that the Company will be able to continue to attract and retain qualified management and sales personnel for the development of its business. Failure to attract and retain key personnel could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company has recently hired several key executive officers to supplement its management team. In addition, the Company is currently conducting a search to select a new Chief Executive Officer. The Company's future success will depend, in part, on the ability of its current and future executive officers to operate effectively, both independently and as a group.

LIQUIDITY AND CAPITAL RESOURCES. Since its inception, the Company has funded its operations primarily through cash generated from operations, private sales of preferred stock, bank and other debt, and capital equipment leases. In addition, the Company received net proceeds of approximately $43.5 million from its initial public offering completed in November 1995. As of December 31, 1996, the Company had $42.9 million in working capital, including $19.8 million in cash and cash equivalents and $19.4 million in available for sale securities, as compared to working capital of $44.4 million as of December 31, 1995. The decrease was primarily due to the Company's investment in property and equipment offset by the cash provided from operations.

         The Company's cash and cash equivalents decreased by $23.1 million in 1996 and increased by $41.9 million and $920,000 in 1995 and 1994, respectively. The Company generated $1.4 million, $541,000 and $1.0 million in cash from operating activities during those same periods. Cash from operations in 1996 was generated primarily from net income and an increase to accounts payable and accrued expenses which was offset by an increase in accounts receivable, inventories and prepaid expenses. The Company's principal investing activities during 1996 consisted of purchases of available for sale securities of $19.4 million and purchases of new Sankey kegs approximating $3.0 million. The Company's principal investing activities in 1995 and 1994 were additions to property and equipment of $867,000 and $752,000, respectively.

         The only financing activity during 1996 was the issuance of common stock to employees of the Company under the Company's employee stock purchase and stock option plans, which provided $378,000 of cash flow. The Company's primary investing activities in 1995 and 1994 were the sale of common stock in the Company's initial public offering in 1995 and borrowing under the line of credit in 1994 of $43.5 million and $700,000, respectively. As described under "Overview," the Company has recently determined not to go forward with previously disclosed plans to construct and equip a new brewery in California. The financial resources previously earmarked to finance capital expenditures in connection with the construction of the brewery will be used for general corporate purposes, including to meet working capital needs, pending the Company's analysis, currently underway, of the alternative uses available to the Company.

         The Company anticipates that its current cash available for sale securities and cash flow from operations will be sufficient to meet its working capital and capital expenditure requirements for the near term.

          CONSOLIDATED
BALANCE SHEETS


                                                                                                         December 31,
---------------------------------------------------------------------------------------------------------------------
          (in thousands)                                                                   1996                  1995
---------------------------------------------------------------------------------------------------------------------
          ASSETS
          Current assets:
                   Cash and cash equivalents                                            $19,814               $42,960
                   Available for sale securities                                         19,420                    --
                   Trade accounts receivable, net                                         7,664                 3,184
                   Inventories                                                            4,431                 2,244
                   Prepaid expenses and other current assets                              4,046                 1,149
                   Deferred taxes                                                         2,088                   115
                                                                                        -------               -------
                   Total current assets                                                  57,463                49,652
          Property and equipment, net                                                     5,112                 1,568
          Other assets                                                                    3,513                 3,030
                                                                                        -------               -------
                                                                                        $66,088               $54,250
                                                                                        =======               =======
          LIABILITIES
          Current liabilities:
                   Trade accounts payable                                               $ 5,299               $ 1,474
                   Accrued expenses                                                       9,250                 3,753
                                                                                        -------               -------
                   Total current liabilities                                             14,549                 5,227
          Deferred taxes                                                                    228                    --
                                                                                        -------               -------
                   Total liabilities                                                     14,777                 5,227
          Commitments and Contingencies (Note 12)
          SHAREHOLDERS' EQUITY
          Preferred shares, no par value:
                   Authorized: 5,000 shares; issued and outstanding: none                    --                    --
          Common shares, no par value:
                   Authorized: 50,000 shares; issued and outstanding:
                   10,733 in 1996 and 10,621 in 1995                                     48,551                47,957
          Unrealized gain on available for sale securities                                   11                    --
          Retained earnings                                                               2,749                 1,066
                                                                                        -------               -------
                   Total shareholders' equity                                            51,311                49,023
                                                                                        -------               -------
                                                                                        $66,088               $54,250
                                                                                        =======               =======

The accompanying notes are an integral part of these consolidated financial statements.

     CONSOLIDATED STATEMENTS OF
OPERATIONS

                                                                                          Years ended December 31,
------------------------------------------------------------------------------------------------------------------------------

          (in thousands, except per share data)                           1996                    1995                    1994
------------------------------------------------------------------------------------------------------------------------------
          Sales                                                       $ 78,089                $ 65,160                $ 33,616
          Less excise taxes                                              7,455                   5,984                   2,779
                                                                      --------------------------------------------------------
                   Net sales                                            70,634                  59,176                  30,837
          Cost of goods sold                                            34,761                  29,659                  16,898
                                                                      --------------------------------------------------------
                   Gross profit                                         35,873                  29,517                  13,939
                                                                      --------------------------------------------------------
          Selling, advertising and promotional expenses                 29,705                  21,525                  10,579
          General and administrative expenses                            5,090                   4,258                   2,757
          Brewery transition charges                                        --                   1,198                      --
                                                                      --------------------------------------------------------
                   Total operating expense                              34,795                  26,981                  13,336
                                                                      --------------------------------------------------------
                   Income from operations                                1,078                   2,536                     603
          Interest expense                                                  (3)                   (198)                    (89)
          Interest income                                                1,362                     247                      --
                                                                      --------------------------------------------------------
                   Income before income taxes                            2,437                   2,585                     514
          Income tax (provision) benefit                                  (754)                 (1,047)                     37
                                                                      --------------------------------------------------------
                   Net income                                         $  1,683                $  1,538                $    551
                                                                      ========================================================
          Net income per share                                        $   0.16                $   0.18                $   0.07
                                                                      ========================================================
          Shares used in per share calculation                          10,819                   8,463                   7,867
                                                                      ========================================================

The accompanying notes are an integral part of these consolidated financial statements.

     CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY


                                                                 Series A and B Preferred Shares           Common Shares
                                                                 --------------------------------          -------------
(in thousands)                                                      Shares                 Amount                 Shares
------------------------------------------------------------------------------------------------------------------------
          Balances, January 1, 1994                                  3,305                $ 1,221                 3,147
                   Common share options exercised
                            ($0.063-$0.138 per share)                   --                     --                   354
                   Common share warrants exercised,
                            net of issuance costs                       --                     --                   190
                   Net income                                           --                     --                    --
                                                                     --------------------------------------------------
          Balances, December 31, 1994                                3,305                  1,221                 3,691
                   Common share options exercised
                            ($0.10-$1.25 per share)                     --                     --                   925
                   Issuance of common shares
                            from IPO, net of
                            issuance costs of $1,733                    --                     --                 2,700
                   Conversion of preferred
                            shares to common
                            shares at close of IPO                  (3,305)                (1,221)                3,305
                   Repayment of notes receivable                        --                     --                    --
                   Issuance of warrant                                  --                     --                    --
                   Tax benefit associated with
                            exercise of options                         --                     --                    --
                   Net income                                           --                     --                    --
                                                                     --------------------------------------------------
          Balances, December 31, 1995                                   --                     --                10,621
                   Common share options exercised
                            ($0.10-$2.50 per share)                     --                     --                    76
                   Issuance of shares from employee
                            stock purchase plan                         --                     --                    36
                   Tax benefit associated with
                            exercise of options                         --                     --                    --
                   Unrealized gain on available
                            for sale securities                         --                     --                    --
                   Net income                                           --                     --                    --
                                                                     --------------------------------------------------
          BALANCES, DECEMBER 31, 1996                                   --                $    --                10,733
                                                                     --------------------------------------------------

                                                                                         Unrealized Gain    Retained
                                                            Common Shares       Notes    on Available for   Earnings
(in thousands)                                                     Amount  Receivable    Sale Securities   (Deficit)        Total
------------------------------------------------------------------------------------------------------------------------------------
          Balances, January 1, 1994                               $   298        $(82)        $--            $(1,023)        $   414
                   Common share options exercised
                            ($0.063-$0.138 per share                   28          --          --                 --              28
                   Common share warrants exercised,
                            net of issuance costs                      47          --          --                 --              47
                   Net income                                          --          --          --                551             551
                                                                  ------------------------------------------------------------------
          Balances, December 31, 1994                                 373         (82)         --               (472)          1,040
                   Common share options exercised
                            ($0.10-$1.25 per share)                   106          --          --                 --             106
                   Issuance of common shares
                            from IPO, net of
                            issuance costs of $1,733               43,465          --          --                 --          43,465
                   Conversion of preferred
                            shares to common
                            shares at close of IPO                  1,221          --          --                 --              --
                   Repayment of notes receivable                       --          82          --                 --              82
                   Issuance of warrant                              2,790          --          --                 --           2,790
                   Tax benefit associated with
                            exercise of options                         2          --          --                 --               2
                   Net income                                          --          --          --              1,538           1,538
                                                                  ------------------------------------------------------------------
          Balances, December 31, 1995                              47,957          --          --              1,066          49,023
                   Common share options exercised
                            ($0.10-$2.50 per share)                    34          --          --                 --              34
                   Issuance of shares from employee
                            stock purchase plan                       344          --          --                 --             344
                   Tax benefit associated with
                            exercise of options                       216          --          --                 --             216
                   Unrealized gain on available
                            for sale securities                        --          --          11                 --              11
                   Net income                                          --          --          --              1,683           1,683
                                                                  ------------------------------------------------------------------
          BALANCES, DECEMBER 31, 1996                             $48,551        $ --         $11            $ 2,749         $51,311
                                                                  ------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

     CONSOLIDATED STATEMENTS OF
CASH FLOWS

                                                                                              Years ended December 31,
---------------------------------------------------------------------------------------------------------------------------
          (in thousands)                                                               1996             1995           1994
---------------------------------------------------------------------------------------------------------------------------
          Cash flows from operating activities:
                   Net income                                                      $  1,683         $  1,538        $   551
          Adjustments to reconcile net income to net cash
                            provided by operations:
                   Depreciation and amortization                                      1,471              807            415
                   Deferred income tax                                               (1,745)              98           (123)
                   Loss on disposal of property and equipment                            --               93             --
                   Changes in operating assets and liabilities:
                            Trade accounts receivable                                (4,480)          (2,234)          (550)
                            Inventories                                              (2,187)            (663)          (278)
                            Prepaid expenses and other current assets                (2,914)            (559)          (428)
                            Trade accounts payable and accrued liabilities            9,538            1,461          1,430
                                                                                   ----------------------------------------
                            Net cash provided by operations                           1,366              541          1,017
                                                                                   ----------------------------------------
          Cash flows from investing activities:
                   Additions to property and equipment                               (4,112)            (867)          (752)
                   Purchases of available for sale securities                       (28,885)              --             --
                   Proceeds from available for sale securities                        9,476               --             --
                   Additions to other assets                                         (1,369)            (257)          (120)
                                                                                   ----------------------------------------
                            Net cash used in investing activities                   (24,890)          (1,124)          (872)
                                                                                   ----------------------------------------
          Cash flows from financing activities:
                   Proceeds from sale of common shares, net                              --           43,465             --
                   Collection of notes receivable                                        --               82             --
                   Proceeds from short term note payable to shareholder                  --            1,100            400
                   Repayment of notes payable to shareholders                            --           (1,300)          (400)
                   Net borrowings from revolving credit agreement with bank              --           (1,000)           700
                   Proceeds from issuance of common shares
                            pursuant to exercise of stock options and warrants          378              106             75
                                                                                   ----------------------------------------
                            Net cash provided by financing activities                   378           42,453            775
                                                                                   ----------------------------------------
                            Net increase (decrease) in cash and cash equivalents    (23,146)          41,870            920
          Cash and cash equivalents:
                   Beginning of year                                                 42,960            1,090            170
                                                                                   ----------------------------------------
                   End of year                                                     $ 19,814         $ 42,960        $ 1,090
                                                                                   ----------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. Pete's Brewing Company (the Company) was incorporated in April 1986 under the laws of the State of California. The Company is a major domestic craft brewer. The Company currently markets its 12 distinctive full bodied beers in 49 states.

         The following is a summary of the Company's significant accounting policies:

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Pete's Brewing Company and its sole subsidiary Wicked Ware, Inc. (collectively referred to as the Company). All significant intercompany accounts and transactions have been eliminated.

CASH EQUIVALENTS. Cash equivalents include all highly liquid investments with original maturities of three months or less.

BREWING OPERATIONS. In July 1992, the Company entered into an agreement with Minnesota Brewing Company of St. Paul, Minnesota. This Agreement was terminated in 1995 upon the execution of the Alternating Premises Transition Agreement as discussed in Note 8.

         In 1995, the Company entered into a nine year Manufacturing Services Agreement ("Agreement") with the Stroh Brewery Company ("Stroh") of Detroit, Michigan. Under the Agreement the Company will alternate the use of the brewery with Stroh and will supervise the brewing, testing, bottling and kegging done on the Company's behalf. Stroh is responsible for purchasing all packaging and raw material necessary for the Company to produce its beers. All costs relating to the Agreement are charged to cost of goods sold. The Company is liable for the payment of excise taxes to various federal and state agencies upon shipment of malt beverages from the breweries. The Company takes title to all beer in process and finished goods and pays Stroh upon shipment to distributors.

CERTAIN RISKS. Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable and cash and cash equivalents.

         The Company's customer base includes primarily beer, wine and spirits distributors throughout the United States. The Company does not generally require collateral for its trade accounts receivable and maintains an allowance for doubtful accounts. The Company maintains cash-equivalent investments with a brokerage firm and its cash in bank deposit accounts with a bank. At times, the balances in these accounts may exceed federally insured limits. The Company has not experienced any losses on such accounts.

         The Company relies upon Stroh at all phases of the production of its beers. If the Agreement with Stroh was terminated, the Company believes that alternative suppliers could be found, but that significant delays and costs would be incurred which would materially effect the Company.

ALLOWANCE FOR CREDIT NOTES. The Company records a provision for the estimated costs related to promotional programs for its distributors. Such costs primarily include incentive discounts and allowances.

INVENTORIES. Inventories consist of beer in progress, finished goods and promotional materials and are stated at the lower of first-in, first-out cost or market.

DEPRECIATION AND AMORTIZATION. Kegs, machinery and equipment, and office furniture and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of five to twenty years. Leasehold improvements are recorded at cost and amortized using the straight-line method over the shorter of the useful life of the improvements or the related lease term. Capital leases are recorded at the lower of fair market value or the present value of future minimum lease payments. Assets under capital leases are amortized using the straight-line method over the shorter of the related lease term or the useful life of the assets. Package design costs are amortized over a twelve month term.

REVENUE RECOGNITION. The Company recognizes revenue upon shipment of product and passage of title to the customer.

ADVERTISING. The Company expenses the production costs of advertising the first time the advertising takes place, except for promotional agency fees which are capitalized and amortized over their expected periods of future benefit. Promotional agency fees consists of creative development costs associated with future promotional campaigns. The capitalized costs are amortized over a six month period.

     At December 31, 1996 and 1995, $657,000 and $742,000 of advertising was included in prepaid expenses, respectively. Advertising expense was $5,246,000, $2,224,000 and $1,468,000 in 1996, 1995 and 1994, respectively.

INCOME TAXES. The Company accounts for income taxes under the liability method which requires that deferred taxes be computed annually on an asset and liability method and adjusted when new tax laws or rates are enacted. Deferred tax assets and liabilities are determined based on the differences between the financial report and tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

COMPUTATION OF NET INCOME PER SHARE. Net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of stock options and warrants (using the treasury stock method for all periods presented) and convertible Series A and Series B preferred shares.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS. During February 1997, the Financial Accounting Standards Board issued Statement No. 128(SFAS 128), "Earnings per Share", which specifies the computation, presentation and disclosure requirements for Earnings per Share. SFAS 128 will become effective for the Company's 1997 fiscal year. The Company's management is currently studying the implications of SFAS 128.
The impact of adopting SFAS 128 on the Company's financial statements has not yet been determined.

RECLASSIFICATIONS. Certain amounts in the consolidated financial statements have been reclassified to conform with the current year's presentation. These reclassifications had no impact on previously reported income from operations or net income.

NOTE 2. AVAILABLE FOR SALE SECURITIES. At December 31, 1996, available for sale securities are stated at estimated fair value and consist of bonds, preferred stock, commercial paper, auction rate receipts and treasury notes.

     Available for sale securities at December 31, 1996 are summarized below:

                                          Fair Market                  Cost        Unrealized
(in thousands)                                  Value                 Basis              Gain
---------------------------------------------------------------------------------------------

          Bonds                               $11,969               $11,958               $11
          Preferred stock                       3,109                 3,109                 0
          Commercial paper                      1,936                 1,936                 0
          Auction rate receipts                 1,412                 1,412                 0
          Treasury notes                          994                   994                 0
                                              -----------------------------------------------
                                              $19,420               $19,409               $11
                                              -----------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. TRADE ACCOUNTS RECEIVABLE.  Trade accounts receivable are as follows:

                                                                                                                       December 31,
------------------------------------------------------------------------------------------------------------------------------------
          (in thousands)                                                                                1996                   1995
------------------------------------------------------------------------------------------------------------------------------------

          Trade accounts receivable                                                                  $ 9,918                $ 4,988
          Less allowance for credit notes                                                              2,115                  1,767
          Less allowance for doubtful accounts                                                           139                     37
                                                                                                     ------------------------------
                                                                                                     $ 7,664                $ 3,184
                                                                                                     ==============================
          NOTE 4. INVENTORIES.  Inventories are as follows:
                                                                                                                       December 31,
------------------------------------------------------------------------------------------------------------------------------------
          (in thousands)                                                                                1996                   1995
------------------------------------------------------------------------------------------------------------------------------------
          Finished goods                                                                             $   972                $   184
          Beer in progress                                                                               799                    430
          Promotional material                                                                         2,660                  1,630
                                                                                                     ------------------------------
                                                                                                     $ 4,431                $ 2,244
                                                                                                     ==============================
          NOTE 5. PROPERTY AND EQUIPMENT.  Property and equipment are as follows:
                                                                                                                       December 31,
------------------------------------------------------------------------------------------------------------------------------------
          (in thousands)                                                                                1996                   1995
------------------------------------------------------------------------------------------------------------------------------------
          Kegs, machinery and equipment                                                              $ 4,353                $ 1,339
          Office furniture and equipment                                                               1,115                    750
          Leasehold improvements                                                                         285                    136
          Construction in progress                                                                       591                     --
                                                                                                     ------------------------------
                                                                                                       6,344                  2,225
          Less accumulated depreciation and amortization                                               1,232                    657
                                                                                                     ------------------------------
                                                                                                     $ 5,112                $ 1,568
                                                                                                     ==============================
          Depreciation and amortization of property and equipment charged to operations was $568,000, $391,00, and $242,000,
          for fiscal years 1996, 1995 and 1994, respectively.

          NOTE 6. OTHER ASSETS.  Other assets are as follows:
                                                                                                                       December 31,
------------------------------------------------------------------------------------------------------------------------------------
          (in thousands)                                                                                1996                   1995
------------------------------------------------------------------------------------------------------------------------------------
          Intangible costs associated with warrant                                                   $ 2,789                $ 2,789
          Less accumulated amortization                                                                 (362)                   (51)
                                                                                                     ------------------------------
                                                                                                       2,427                  2,738
          Package design costs                                                                         1,426                    347
          Less accumulated amortization                                                                 (575)                   (99)
                                                                                                     ------------------------------
                                                                                                         851                    248
          Other assets                                                                                   235                     44
                                                                                                     ------------------------------
                                                                                                     $ 3,513                $ 3,030
                                                                                                     ==============================

Amortization of intangible costs and package design costs were $886,000, $363,000, and $151,000 in 1996, 1995 and 1994, respectively.

NOTE 7. ACCRUED EXPENSES.  Accrued expenses are as follows:


                                                                        December 31,
------------------------------------------------------------------------------------
          (in thousands)                                   1996                 1995
------------------------------------------------------------------------------------
          Accrued distribution liabilities               $5,111               $   --
          Accrued brewery charges                            --                  449
          Accrued expenses                                  934                  847
          Accrued freight                                   757                  343
          Accrued income and excise taxes                 1,881                1,093
          Accrued bonuses                                   304                  543
          Accrued merchandise purchases                     263                  478
                                                         ---------------------------
                                                         $9,250               $3,753
                                                         ===========================


Stroh currently manufactures the Company's products under the Company's supervision. The Company paid approximately $28.6 million in 1996 and $7.6 million in 1995 to Stroh for charges under the Agreement and had a payable of approximately $2.0 million and $1.5 million at December 31, 1996 and 1995, respectively.


NOTE 8. BREWERY TRANSITION CHARGES. In September 1995, the Company entered into an Alternating Premises Transition Agreement with Minnesota Brewing Company of St. Paul, Minnesota, terminating the existing Brewing Agreement. As a result of this transition, the Company recorded a charge of $1,198,000 in 1995. The charge is comprised of $890,000 of payments required to be made to Minnesota Brewing Company under the agreement, $93,000 loss on abandoned property and equipment, and $215,000 of scrapped materials and other transition costs.

NOTE 9. INCOME TAXES. The provision for (benefit from) income taxes is as follows for the years ended December 31, 1996, 1995, and 1994:

                                                                               December 31,
--------------------------------------------------------------------------------------------
          (in thousands)                   1996                 1995                  1994
--------------------------------------------------------------------------------------------
          Current:
                   Federal               $ 2,005                $ 723                $    --
                     State                   586                  226                     86
                                         ----------------------------------------------------
                                           2,591                  949                     86
          Deferred:
                   Federal                (1,475)                  80                   (116)
                   State                    (362)                  18                     (7)
                                         ----------------------------------------------------
                                          (1,837)                  98                   (123)
                                         ----------------------------------------------------
                                         $   754               $1,047                  $ (37)
                                         ====================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The principal items accounting for the difference between income taxes computed at the United States statutory rate and the provision for income taxes reflected in the statements of operations are as follows, for the years ended December 31, 1996, 1995 and 1994:

----------------------------------------------------------------------------------------------------------------------------
                                                                          1996                   1995                   1994
----------------------------------------------------------------------------------------------------------------------------
          United States statutory rate                                    34.0%                  34.0%                  34.0%
          State taxes (net of federal benefit)                             6.1                    5.6                    7.1
          Utilization of net operating loss carryforwards                   --                     --                  (49.2)
          Nontaxable dividends and interest                              (16.3)                  (3.0)                    --
          Change in valuation allowance                                     --                     --                    0.8
          Non-deductible expenses                                          4.6                    3.9                     --
          Other                                                            2.5                     --                     --
                                                                          --------------------------------------------------
                                                                          30.9%                  40.5%                  (7.3)%
                                                                          --------------------------------------------------


The tax effect of temporary differences that rise to significant portions of the deferred tax asset are as follows:

                                                                               December 31,
-------------------------------------------------------------------------------------------
          (in thousands)                                            1996               1995
-------------------------------------------------------------------------------------------
          Deferred tax assets:
                   Allowance for doubtful accounts                $   59               $ 15
                   Allowance for credit notes                        562                 --
                   Accrued distribution liabilities                1,171                 --
                   Vacation and bonus                                167                 42
                   State income taxes                                 --                 32
                   Reserves and other                                185                 26
                                                                  -------------------------
                            Total                                  2,144                115
                                                                  -------------------------
          Deferred tax liabilities:
                   Depreciation and amortization                     228                 90
                   State income taxes                                 21                 --
                   Other                                              35                 --
                                                                  -------------------------
                            Total                                    284                 90
                                                                  -------------------------
          Net deferred taxes                                      $1,860               $ 25
                                                                  -------------------------

NOTE 10. SHAREHOLDERS' EQUITY.

CAPITAL STOCK. In August 1995, the Company's Board of Directors approved a 4 for 1 split and increased the authorized common shares to 50,000,000. The consolidated financial statements have been retroactively adjusted to reflect this change.

         In November 1995, the Company completed the initial public offering of its common stock. The Company sold approximately 2,700,000 shares for net proceeds of $43,465,000. Concurrent with the closing of the initial public offering, the Company's Board of Directors authorized 5,000,000 preferred shares. In addition, the holders of Series A and Series B convertible preferred shares received common shares pursuant to an automatic, share-for-share conversion, resulting in the issuance of 3,305,000 common shares.

WARRANT. In October 1995, the Company issued a warrant, expiring in five years, to Stroh to purchase 1,140,284 of the Company's common shares at the exercise price of $14.00 per share in exchange for Stroh granting the Company certain cost reductions and other benefits in an amended manufacturing agreement. The $2,790,000 intangible cost, as determined by an independent appraisal, will be amortized to cost of goods sold over the nine year term of the amended manufacturing agreement.

STOCK OPTION PLANS. In 1986, the Company adopted a combined nonstatutory and incentive stock option plan scheduled to expire in 1996 (the 1986 Plan). Under the Plan, a total of 1,932,000 of the Company's common shares have been reserved for issuance to officers, directors, and employees of and consultants to the Company. This plan was canceled by the Board of Directors during 1995.

         In September 1995, the Company adopted the 1995 Employee Stock Option Plan (the "1995 Plan"). Under the plan, a total of 1,000,000 of the Company's common shares have been reserved for issuance to officers, employees and consultants of the Company. Options to purchase the Company's common shares may be granted at the closing price on the date of grant. The term of the options granted under the 1995 Plan is ten years from the date of grant.

         In September 1995, the Company adopted the 1995 Director Option Plan (the "Director Plan") and has reserved 200,000 common shares for issuance under this plan. The Director Plan provides for an initial grant of 15,000 options to each director upon the effective date of the initial public offering at a per share price equal to the initial public offering price, an initial grant of 15,000 options to each new director upon their appointment to the Board, and annual grants of 5,000 options for each director upon their reappointment to the Board of Directors.

Information regarding these Plans follows:


                                                                                           Options Outstanding
-------------------------------------------------------------------------------------------------------------
                                                               Shares                                    Price
(in thousands, except per share data)                       Available      Shares                    Per Share
-------------------------------------------------------------------------------------------------------------
          Balances, January 1, 1996                              774        604         $0.100  -  $ 18.00
                   Granted                                      (430)       430         $6.500  -  $ 18.75
                   Canceled                                       34        (34)        $0.140  -  $ 18.75
                   Exercised                                      --        (76)        $0.100  -  $  2.50
                   Additional shares of 1986 plan canceled        (3)
                                                               -------------------------------------------
          Balances, December 31, 1996                            375        924         $0.100  -  $ 18.00
                                                               -------------------------------------------


At December 31, 1996, 184,000 shares were exercisable at an average price of $10.89 per share under the Plan.

The options outstanding and currently exercisable by exercise price at December 31, 1996 are as follows:

                                                      Options Outstanding
     ---------------------------------------------------------------------------------------
        Exercise       Number Outstanding               Weighted Average   Weighted Average
         Price               (in thousands)    Remaining Contractual Life     Exercise Price
     ---------------------------------------------------------------------------------------
         $ 0.10                         10                            .09              $ 0.10
         $ 0.14                         31                           1.97              $ 0.14
         $ 1.25                         38                           2.58              $ 1.25
         $ 2.50                         18                           3.31              $ 2.50
         $ 6.50                        246                           9.95              $ 6.50
         $ 8.00                        100                           9.81              $ 8.00
         $ 8.75                         15                           9.56              $ 8.75
         $ 8.88                         38                           9.63              $ 8.88
         $ 18.00                       422                           8.88              $18.00
         $ 18.75                         6                           9.08              $18.75

                          Options Currently Exercisable
-------------------------------------------------------
 Number Exercisable                    Weighted Average
      (in thousands)                     Exercise Price
-------------------------------------------------------
                10                                $ 0.10
                31                                $ 0.14
                27                                $ 1.25
                 8                                $ 2.50
                 0                                  --
                 0                                  --
                 0                                  --
                 0                                  --
               108                                $18.00
                 0                                  --

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EMPLOYEE STOCK PURCHASE PLAN. In September 1995, the Company adopted the 1995 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan allows qualified employees to purchase shares of the Company's common stock at 85% of the lower of the fair market value on the enrollment date or exercise date. The Purchase Plan has one year offering periods. The Company has reserved 400,000 shares of its common stock for issuance under the Purchase Plan. As of December 31, 1996 36,000 shares have been issued under the plan.


PRO FORMA COMPENSATION EXPENSE. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the Plans (including the Employee Stock Purchase Plan). Had compensation cost for the Plans been determined based on the fair value at the grant date for awards in 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                                       December 31,
-------------------------------------------------------------------------------------------
          (in thousands)                                     1996                   1995
-------------------------------------------------------------------------------------------
          Net income- as reported                         $  1,683                $  1,538
          Net income- pro forma                           $    208                $  1,308
          Net income per share- as reported               $   0.16                $   0.18
          Net income per share- pro forma                 $   0.02                $   0.15


         The fair value of each option grant is estimated on the date of grant using the Black-Scholes method with the following weighted average assumptions:

Risk-free interest rate              6.20%
Expected life in years               4.19
Expected dividends                   None
Expected volatility                0.8598

         The weighted average expected life was calculated based on the vesting period and exercise behavior. The risk-free interest rate was calculated in accordance with the grant date and expected life calculated for each subgroup.

NOTE 11. BENEFIT PLAN. In April 1995, the Company adopted the Pete's Brewing Company 401(k) Savings Plan (the "401(k) Plan"), which is intended to qualify under Section 401 of the Internal Revenue Code. All employees meeting minimum age requirements are eligible to participate in the 401(k) Plan. Employee contributions are limited to 15% of compensation. The Company may make contributions to fund the 401(k) Plan. The Company has not made any contributions to the 401(k) Plan.

NOTE 12. COMMITMENTS AND CONTINGENCIES. The Company is engaged in certain legal and administrative proceedings incidental to its normal business activities. While it is not possible to determine the ultimate outcome of these actions, at this time management believes that any liabilities resulting from such proceedings, or claims which are pending or known to be threatened, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

         The Company has commitments under operating leases for office space and equipment which expire through 2001. Under the terms of the leases for office space, the Company is responsible for certain utilities and maintenance expenses, including taxes, insurance and other operating expenses. The Company has the option to renew certain of these operating leases. Future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1996 are $545,000 in 1997, $372,000 in 1998, $267,787 in 1999, $216,785 in 2000 and
$53,433 in 2001.

         Rental expense was approximately $489,000, $286,000 and $152,000 for the years ended December 31, 1996, 1995, and 1994, respectively.

NOTE 13. SUPPLEMENTAL CASH FLOW INFORMATION. Supplemental cash flow information is summarized as follows:

                                                                                                          December 31,
---------------------------------------------------------------------------------------------------------------------
          (in thousands)                                                                  1996      1995         1994
---------------------------------------------------------------------------------------------------------------------
          Cash paid during the period for:
                   Excise taxes                                                         $7,449    $5,889       $2,779
                   Interest                                                                  3       201           97
                   Income taxes                                                          1,448       140           26
          Noncash investing and financing activities:
                   Intangible costs associated with issuance of warrants                   --     2,790           --

                   Tax benefit associated with exercise of options                         216        --           --
                   Unrealized gain on investments                                           11        --           --


NOTE 14. SIGNIFICANT INFORMATION AND SIGNIFICANT CUSTOMERS. The Company has no operations outside of the United States and operates in one industry segment. One customer accounted for 14% of 1996 sales. Two customers accounted for 24% and 11% and 31% and 11% of 1995 and 1994 sales, respectively. To date export sales have not been significant.

     REPORT
          OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and

Shareholders of Pete's Brewing Company and Subsidiary

We have audited the accompanying consolidated balance sheets of Pete's Brewing Company and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pete's Brewing Company and Subsidiary as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand LLP
---------------------------



San Jose, California

February 14, 1997

CORPORATE DIRECTORY
     AND INFORMATION

DIRECTORS AND OFFICERS
Jeffrey A. Atkins
Senior Vice President, Chief Financial
 Officer and Acting Chief Operating
Officer; Secretary

James E. Collins
Vice President Operations

Patrick Couteaux
Vice President Brewing and Brewmaster

Omer D. Malchin
Vice President Marketing

Don W. Quigley
Senior Vice President Sales

Pete S. Slosberg
Co-Founder; Director

Mark J. Bronder(1)
Private Investor; Co-Founder and Director

Audrey MacLean(2)
Private Investor; Director

Philip A. Marineau
President and Chief Operating Officer
of Dean Foods Company, a food pro-
cessing company; Chairman of the Board

Kevin O'Rourke(1)(2)
Chief Financial Officer and Director of
O'Rourke Investment Corporation, a
Venture Capital Investment Firm; Director

Christopher T. Sortwell(1)
Executive Vice President and Chief
Financial Officer of The Stroh Brewery
Company, a Brewery; Director

(1)Member of Audit Committee
(2)Member of Compensation Committee

ANNUAL MEETING
The Annual Meeting of Shareholders
will be held on May 12, 1997 at
1:00pm (PDT) at the Airport Hilton,
San Francisco International Airport, CA

REGISTRAR AND
TRANSFER AGENT
American Stock Transfer and Trust
Company
40 Wall Street
New York, NY 10005
(800) 937-5449

INDEPENDENT ACCOUNTANTS
Coopers & Lybrand L.L.P.
Ten Almaden Boulevard
San Jose, CA 95113

PUBLICATIONS

Copies of the Company's Form 10-K or Form 10-Q reports filed with the Securities and Exchange Commission are available without charge. To request a copy, please call our Investor Relations line at 1-800-955-WIKD or write our Investor Relations department at the Corporate Headquarters.

CORPORATE HEADQUARTERS
PETE'S BREWING COMPANY
514 High Street
Palo Alto, CA 94301
Telephone: (415) 328-PETE
Customer Info: (800) 877- PETE
VIPete's: (888)VIP-1058
Investor Relations: (800) 955-WIKD
Fax on Demand: (800) 955-WIKD
Investor Website: www.peteswicked.com

MARKET AND
STOCK PRICE DATA

Price Range of Common Stock: The Common
Stock of the Company has been traded on
the Nasdaq National Market under the
symbol WIKD since the Company's initial
public offering on November 7, 1995.
Prior to that time, there was no public
market for the Company's Common Stock.
The following table sets forth for the
periods indicating high and low sale
prices of the Common Stock.

--------------------------------------------------------------------------------------
                                                              High                Low
--------------------------------------------------------------------------------------
          Fiscal Year Ended December 31, 1995
                   Fourth Quarter (from
                   November 7, 1995)                        $26.50               $13.50
          Fiscal Year Ended December 31, 1996
                   First Quarter                            $20.00               $15.50
                   Second Quarter                           $21.00               $14.50
                   Third Quarter                            $15.25               $ 7.00
                   Fourth Quarter                           $ 9.00               $ 6.13

As of March 21, 1997, the Company's record date, there were 474 shareholders of record of Common Stock. The Company has never paid cash dividends on its capital stock. The Company currently expects that it will retain its future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future.


TRADEMARKS

Pete's Wicked Ale, Wicked Ale, Pete's & Design, Pete's Wicked Lager & Design, and Wicked Ware are registered U.S. trademarks of Pete's Brewing Company. U.S. Trademarks pending registration include Wicked Red, Wicked Winter Brew, Get Wicked Tonight, Gettin' Wicked, Team Wicked, Time Files/Get Wicked, wick-id, Wicked and peteswicked.com. Pete's Brewing Company also has exclusive use of the Strawberry Blonde(R) and Mardi Gras(R) marks.